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                                                Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-00834



           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED AUGUST 8, 1997

                           SDW HOLDINGS CORPORATION

           1,500,000 SHARES 15% SENIOR EXCHANGEABLE PREFERRED STOCK
                     15% SUBORDINATED EXCHANGE DEBENTURES
                          3,000,000 CLASS A WARRANTS
                           150,000 CLASS B WARRANTS
                                 COMMON STOCK


  This Prospectus Supplement relates to the securities set forth above.

     On September 5, 1997, SDW Holdings Corporation ("Holdings"), an indirect subsidiary of Sappi Limited ("Sappi"), merged with SDW Acquisition II Corporation, also an indirect subsidiary of Sappi Limited, with Holdings continuing as the surviving corporation (the "Merger"). Under the terms of the Merger, each issued and outstanding share of Holdings common stock (other than shares held by Sappi and its affiliates and certain shares which Sappi has the right to acquire) was converted into the right to receive $17.60 per share in cash. As a result of the Merger, each outstanding Class A Warrant of Holdings has become exercisable solely for $5.2708 in cash, and each outstanding Class B Warrant has become exercisable solely for $17.60 in cash, in each case upon payment of the exercise price and satisfaction of the other terms and conditions of the related warrant agreement. Each issued and outstanding share of Holding's 15% Senior Exchangeable Preferred Stock remains outstanding without amendment. See "Certain Relationships and Related Transactions - Minority Acquisition and Merger".

     As a result of the Merger, the authorized capital stock of Holdings currently consists of (i) 250,000 shares of voting Class A Common Stock, par value $.01 per share, of which 75,065 shares are issued and outstanding, (ii) 50,000 shares of non-voting convertible Class B Common Stock, par value $.01 per share, of which 24,935 shares are issued and outstanding and (iii) 5,000,000 shares of Preferred Stock, par value $.01 per share, of which 1,500,000 shares are issued and outstanding as Senior Preferred Stock. See "Description of Capital Stock".

     Following the Merger, Sappi owns or has the right to acquire 100% of Holdings' common equity.

         The date of this Prospectus Supplement is September 12, 1997.